FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011
Commission File Number: 000-31215

MIND C.T.I. LTD.
(Translation of registrant's name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

The Registrant's GAAP financial statements attached to the press release in Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:

Press Release: MIND CTI Reports Results for Q3 2011; MIND Announces its 2nd Win with an Israeli MVNO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 02, 2011	By Order of the Board of Directors, /s/ Monica Iancu =================== Title: Monica Iancu Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number                                Description of Exhibit

1.           Press Release: MIND CTI Reports Results for Q3 2011; MIND Announces its 2nd Win with an Israeli MVNO, dated November 02, 2011.

Exhibit 1

MIND CTI Reports Results for Q3 2011
*MIND Announces its 2nd Win with an Israeli MVNO
**Conference Call Scheduled for November 3, 2011 at 8:30 AM Eastern Time

Yoqneam, Israel, November 2, 2011 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (enterprise call accounting) solutions, today announced results for the third quarter of 2011.

Financial Highlights
•	Revenues were $4.63 million, compared with $4.71 million in the third quarter of 2010 and $4.55 million in the second quarter of 2011.
•	Operating income was $992 thousand, or 21.4 % of revenue, compared with $298 thousand (after a non-cash impairment of $993 thousand) in the third quarter of 2010.
•	Net income was $891 thousand or $0.05 per share, compared with $356 thousand in the third quarter of 2010.
•	Cash flow from operating activities was $310 thousand.
•	One new customer and multiple follow-on orders.
•	Cash position of $17.6 million on September 30, 2011.

Revenue Distribution for Q3 2011
Sales in the Americas represented 49.5 % and sales in Europe represented 36.0 % of total revenue and the rest divided between Israel, Africa and Asia-Pacific.

Revenue from customer care and billing software totaled $3.57 million, while revenue from enterprise call accounting software was $1.06 million.

New Win & Follow-on Orders
The new win is with an Israeli MVNO that is expected to offer cellular services in Israel's communication market starting 2012. MIND will supply a complete MVNO-in-a-box solution, including the platform required as well as all the integration and implementation services.

MIND’s existing satisfied customers initiate each quarter follow-on orders mainly for support of new business models or additional functionality and we proudly announce multiple such orders this quarter as well.

Monica Iancu, Chairperson and CEO, commented: "We are excited to have been selected for the second time by an Israeli MVNO (mobile virtual network operator). We believe that this win after a long selection process was mainly based on our proven delivery execution. We expect to complete this project on time and within budget, just as we did with our previous implementations."

AGM Update
MIND’s Annual General Meeting was held on Tuesday, September 27, 2011. The Board of Directors approved all of the proposals.

Dividend Update
In July 2003, our board of directors adopted our dividend policy and in October 2010 our board of directors updated this policy slightly. Under the existing policy, subject to specific board approval and applicable law, we declare a dividend distribution once per year, the amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Since 2003, we have distributed yearly dividends eight times, as well as one special dividend of $0.80 per share, distributed in December 2009, with an aggregated amount of approximately $2.37 per share. We intend to continue to distribute cash dividends based on factors that include our cash position and activities.

In the last years, we needed to receive court approval formally required in order to enable a distribution since under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a cash distribution. Since we believe that by the end of 2011 we will have sufficient earnings to enable an additional dividend distribution, we expect to declare the 2011 dividend in February 2012, without the need for Court approval.

Conference Call Information
MIND will host a conference call on November 3, 2011 at 8:30 a.m., Eastern Time, to discuss the Company's third quarter 2011 results and other financial and business information. The call will be carried live on the Internet via www.earnings.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K as well.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$11,159	$17,582
Short term bank deposits	4,100	2,905
Available for sale securities	893	-
Accounts receivable:
Trade	1,680	1,585
Other	246	154
Prepaid expenses	97	164
Deferred cost of revenues	571	199
Inventories	30	30
Total current assets	18,776	22,619

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	1,419	-
Severance Pay Fund	1,317	1,512
Deferred cost of revenues	37	66
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	769	834
GOODWILL	5,430	5,430
Total assets	$27,748	$30,461

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$318	$244
Other	1,395	1,236
Deferred revenues	2,449	3,020
Total current liabilities	4,162	4,500
LONG TERM LIABILITIES :
Deferred revenues	376	276
Employee rights upon retirement	1,557	1,702
Total liabilities	6,095	6,478

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,292	35,633
Accumulated other comprehensive income	(174)	-
Differences from translation of foreign currency financial statements of a subsidiary	(1,122)	(1,140)
Treasury shares	(2,653)	(2,800)
Accumulated deficit	(4,744)	(7,764)
Total shareholders’ equity	21,653	23,983
Total liabilities and shareholders’ equity	$27,748	$30,461

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31,
	2011	2010	2011	2010	2010
	(Unaudited)				(Unaudited)
	U.S. $ in thousands
	(except per share data)

Revenues	$13,970	$14,895	$4,627	$4,715	$19,886
Less: stock- based compensation granted to a customer	332	-	-	-	-
	13,638	14,895	4,627	4,715	19,886
Cost of revenues	4,540	4,834	1,477	1,456	6,167
Gross profit	9,098	10,061	3,150	3,259	13,719
Research and development expenses	3,595	3,006	1,211	1,034	4,057
Selling and marketing expenses	1,421	1,650	469	530	2,119
General and administrative expenses	1,325	1,259	478	404	1,555
Impairment of goodwill	-	586	-	586	586
Impairment of intangible assets	-	407	-	407	407
Operating income	2,757	3,153	992	298	4,995
Financial income (expenses) - net	327	(8)	(76)	159	49
Income before taxes on income	3,084	3,145	916	457	5,044
Taxes on income	64	149	25	101	188
Net income	$3,020	$2,996	$891	$356	$4,856

Earning per ordinary share:
Basic and diluted	$0.16	$0.16	$0.05	$0.02	$0.26

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	18,662	18,457	18,727	18,488	18,467

Diluted	18,847	18,549	18,812	18,595	18,613

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31,
	2011	2010	2011	2010	2010
	(Unaudited)				(Audited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$3,020	$2,996	$891	$356	$4,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	222	493	72	145	582
Financial income from available for sale securities	19	-	-	-	-
Impairment of goodwill	-	586	-	586	586
Impairment of intangible assets	-	407	-	407	407
Accrued severance pay	(90)	263	(51)	152	134
Capital gain on sale of equipment - net	(19)	(15)	-	-	(15)
Employees share-based compensation
Expenses	44	76	11	16	139
Stock- based compensation granted to a customer (deducted from revenues)	332	-	-	-	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(86)	278	19	366	(352)
Other	(129)	(22)	(8)	(69)	44
Decrease (increase) in prepaid expenses and deferred charges	(275)	(8)	(261)	90	(74)
Decrease in inventories	-	-	-	-	4
Increase (decrease) in accounts payable and accruals:
Trade	73	188	(8)	190	(207)
Other	159	(156)	23	(119)	(336)
Increase (decrease) in deferred revenues	(471)	284	(378)	(431)	536
Net cash provided by operating activities	2,799	5,370	310	1,689	6,304

Cash flows from investing activities:
Purchase of available for sale securities	(2,505)	-	(500)	-	-
Purchase of property and equipment	(217)	(138)	(48)	(26)	(171)
Severance pay funds	140	(212)	37	(128)	(208)
Investment in short term bank deposits	(1,223)	(41)	(712)	(706)	(722)
Proceeds from sale of property and equipment	79	40	-	-	40
Net cash used in investing activities	(3,726)	(351)	(1,223)	(860)	(1,061)

Cash flows from financing activities:
Employee stock options exercised and paid	398	71	1	4	75
Dividend paid	(5,968)	(3,686)	-	-	(3,686)
Net cash provided by (used in) financing activities	(5,570)	(3,615)	1	4	(3,611)

Translation adjustments on cash
and Cash equivalents	74	-	(12)	82	(45)
Increase (decrease) in cash and cash equivalents	(6,423)	1,404	(924)	915	1,587

Balance of cash and cash equivalents at beginning
of period	17,582	15,995	12,083	16,484	15,995
Balance of cash and cash equivalents at end of period	$11,159	$17,399	$11,159	$17,399	$17,582